UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated June 13, 2024

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Stock Exchange Release: Nokia announces changes to its Group Leadership Team

STOCK EXCHANGE RELEASE 1 (3)

13 June 2024

Nokia Corporation

Stock Exchange Release

13 June 2024 at 08:00 EEST

Nokia announces changes to its Group Leadership Team

•	Nokia appoints Lorna Gibb as Chief People Officer and member of the Group Leadership Team

•	Ricky Corker, Chief Customer Experience Officer, to leave the company due to recent operational model change

Espoo, Finland – Nokia today announced the appointment of Lorna Gibb as Chief People Officer and member of the Group Leadership Team, effective immediately. In addition, Ricky Corker, who has served as Nokia’s Chief Customer Experience Officer since 2021, will step down and leave the company effective June 28, 2024.

Lorna Gibb joined Nokia in 2020 and has been Nokia’s Interim Chief People Officer since March 2024. Prior to this role she served as Vice President, Labor and Employment, being a member of Nokia’s People and Legal & Compliance Leadership Teams. Lorna has over 20 years of experience working in people leadership roles for large scale global businesses in various industries and geographies. Before joining Nokia, she held roles as Global People Director for Skyscanner and People Partner/Director for EasyJet, where she spearheaded cross border organizational and cultural transformation. Lorna will be based in Finland and reports to Nokia’s President and Chief Executive Officer, Pekka Lundmark.

“I am delighted to announce the appointment of Lorna as our Chief People Officer. As acting Chief People Officer, Lorna has already demonstrated a passion for the development of Nokia's culture, and she has a strong vision on how to develop our people function. Lorna is an experienced leader with a digital mindset and understands what is needed to attract and retain key talent in order to position us for future success,” said Pekka Lundmark, President and CEO of Nokia.

"I am honored to lead our people function as Nokia continues its transformation journey as a B2B technology innovation leader. I believe that our people are what makes us great at Nokia. To enable our talented employees around the world to keep doing what they do best, I’m looking forward to leading the evolution of our culture and people strategy, providing the tools and support to drive innovation," Lorna Gibb commented.

In addition, Ricky Corker, who has served as Nokia’s Chief Customer Experience Officer since 2021, will step down and leave the company on June 28, 2024. Ricky’s departure follows Nokia’s decision to empower its business groups with increased operational autonomy and move into a streamlined operating model, where the Customer Experience organization has been embedded into the business groups from the start of 2024. This change will enable the business groups to better seize growth opportunities with existing and new customers, and diversify faster into enterprise, webscale and government sectors.

“Ricky has been a valued member of Nokia’s leadership team and the Nokia community. He has been with Nokia for over 30 years and held several management positions within the company. I want to thank Ricky for all his contributions to Nokia, not least for helping to drive Nokia’s transformation and building trust with our customers throughout the years. I wish him all the best with his future endeavors,” said Pekka Lundmark.

www.nokia.com

STOCK EXCHANGE RELEASE 2 (3)

13 June 2024

“Serving at Nokia has been a privilege. I am confident that I leave Nokia on a path to continued success, and I wish Nokia and all my colleagues the very best,” commented Ricky Corker.

Additional background information on all current members of the Group Leadership Team can be found at: www.nokia.com/en_int/investors/corporate-governance/group-leadership-team

About Lorna Gibb:

Born: 1976

Nationality: British

Education:

•	Diploma in Legal Practice, University of Edinburgh, 2002
•	LLB, University of Glasgow, 2000 (combined with Master of Laws programme from the University of North Carolina)

Experience:

Nokia

•	Interim Chief People Officer March-June 2024
•	Vice President, Labor and Employment 2020-2024

Other

•	Global Human Resources Director, Skyscanner 2017-2020
•	People Partner/Director, easyJet 2013-2017
•	Senior HR Business Partner, Royal Bank of Scotland, Direct Line Group 2012-2013
•	Various employment legal and human resources transformation consultancy roles 2002-2012

Additional positions:

•	Young Enterprise UK, Board Trustee, HR, Remuneration and Nomination Committee 2024-

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

www.nokia.com

STOCK EXCHANGE RELEASE 3 (3)

13 June 2024

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13, 2024	Nokia Corporation

	By:	/s/ Johanna Mandelin
	Name:	Johanna Mandelin
	Title:	Global Head of Corporate Legal